Filed by:  New NiSource Inc.
                    Pursuant to Rule 425 under the Securities Act of 1933

                                  Subject Company:  Columbia Energy Group
                                Registration Statement File No: 333-33896

        On October 10, 2000, NiSource made a presentation to analysts. The text of slides which were displayed as part of the analyst presentation is set forth below.

              TEXT OF SLIDES PRESENTED AT ANALYSTS PRESENTATION
                              OCTOBER 10, 2000

   [NiSource logo]                           [Columbia Energy Group logo]


                    BUILDING VALUE IN OUR ENERGY CORRIDOR


                                OCTOBER 2000


      These materials contain forward-looking statements as defined in
        Section 21E of the Securities Exchange Act of 1934, including statements about future business operations and financial performance.
    These statements involve risks and uncertainties inherent in business forecasts, and actual results could differ materially from those indicated in these statements. A number of these risks and uncertainties are discussed in NiSource's Form 10-Q Quarterly Report filed with the Securities and Exchange Commission on August 14, 2000.





   WE ARE DELIVERING....                                                1
   ======================================================================

   OUR MERGER WITH COLUMBIA ENERGY GROUP CREATES THE PREMIER COMPETITOR IN OUR ENERGY CORRIDOR

        *    The merger is expected to close on or about November 1st
             --   Fastest approval process for a registered holding
                  company (eight months)
             --   Positive response from state regulators

        * Stock has outperformed the other diversified gas distribution companies and the broader market since announcement
             -- Expect full stock subscription due to superior economics

        *    Successful asset sale program
             -- Approximately $745 MM of asset sales have been completed or announced YTD
             -- Additional asset sales up to $725 MM expected to be completed by Q1 2001

        *    Smooth integration process - Project Compass
             --   Existing management team has become stronger
             --   Confident in synergy estimates

        *    Positive interest rate/financing environment


   **********************************************************************
   *       NiSource presents a compelling valuation opportunity         *
   *                        at the current level                        *
   **********************************************************************





   TO BUILD THE PREMIER ENERGY COMPETITOR...                            2
   ======================================================================

   *    Largest natural gas company in our high growth Energy Corridor

        --   3.2 MM customers in 9 states

   *    Superior knowledge base

        --   Skill set spans the full energy value chain

   *    Positioned for superior financial performance

        --   10%+ EPS growth



     [Map of Eastern United States showing high growth Energy Corridor]





   BY TAKING THE BEST OF BOTH WORLDS...                                 3
   ======================================================================

                                       *****************************
                                       *       Gary L. Neale       *
                                       * Chairman, President & CEO *
                                       *****************************
                                                      *
                                                      ***************************
                                                      *                         *
                                                      *              ***********************
                                                      *              *   Stephen P. Adik   *
                                                      *              *    Vice Chairman    *
                                                      *              ***********************
                                                      *                         *
                                                      *                         **************************************
                                                      *                         *                                    *
                                                      *              ***********************                         *
                                                      *              * Michael W. O'Donnell*                         *
                                                      *              * Executive V.P. & CFO*                         *
                                                      *              ***********************                         *
                                                      *                                                              *
                                                      *                                                              *
             ************************************************************************************                    *
             *                    *                   *                    *                    *                    *
     ****************** ********************* ******************** ******************* ******************* ********************
     *Jeffrey W. Yundt* *Catherine G. Abbott* *Patrick J. Mulchay* * Joseph L. Turner* * Mark D. Wyckoff * * Stephen P. Smith *
     *   President    * *     President     * *     President    * *     President   * *   President     * *     President    *
     *    Energy      *       Pipeline      * *      Merchant    * *      Primary    * *   New Energy    * *     Business     *
     * Distribution   * *    Operations     * *      Energy      * *   Energy, Inc.  * *   Businesses    * *     Services     *
     ****************** ********************* ******************** ******************* ******************* ********************
     *Gas and electric   *Gas transmission     *Gas supply and      *Industrial power    *Distributed       *Administrative and
      distribution       *Telecom               storage              generation           generation         shared services
                                               *E&P                                      *E-commerce
                                               *Electric
                                                generation
                                               *Wholesale energy
                                                trading





   MAXIMIZING EFFICIENCY OF THE NEW COMPANY...                          4
   ======================================================================

                              (Dollars in Millions)

                               Revenue           Cost
    Year                    Enhancements       Synergies          Total
    ----                    ------------       ---------          -----

    2001                         $1.5            $96.1              $98
    2002                         $7.7           $133.3             $141
    2003                        $11.5           $144.5             $156
    2004                        $15.8           $158.2             $174



                                    2001      2002      2003      2004
                                    ----      ----      ----      ----

    Cost Savings % of Pro Forma
    Combined Non-Fuel O&M           5.8%      8.1%      8.6%      9.4%

    Cost Savings % of Columbia
    Non-Fuel O&M                    9.6%     13.2%     14.2%     15.6%





   SUCCESSFULLY DIVESTING NON-CORE ASSETS...                            5
   ======================================================================

                              PRE-TAX PROCEEDS ($MM)        TIMING

    SALES ANNOUNCED:

    Market Hub Partners                $250                Completed

    Columbia LNG                        150                Completed

    Columbia Retail                      44                Completed

    Columbia Electric                   300                 Q4 2000
                                       ----
                                       $744

    Sales in Progress(1):           Up to $725         Q4 2000 - Q1 2001

   (1) Sales in progress includes Columbia Propane, Columbia Petroleum, IWCR, Miller Pipeline and other unregulated businesses.





   AND EXECUTING A BALANCED FINANCING PLAN...                           6
   ======================================================================

   ----------------------------------------------------------------------
                             SOURCES AND USES(1)
   ----------------------------------------------------------------------

                                           $MM                 %
                                         -------             ------

    Sources
       Debt                               $2,574              45%
       SAILS[SM](2)                          106               2%
       Asset Sales/Cash                    1,363              23%
       Common Equity                       1,762              30%
       ----------------------             ------             ----
          Total                           $5,805             100%

    Uses
       Purchase Consideration
          Cash                            $3,887              67%
          Stock                            1,762              30%
          SAILS[SM](2)                       106               2%
       Transaction Costs                      50               1%
       ----------------------             ------             ----
          Total                           $5,805             100%

   (1) Assumes 30% stock election and asset sales applied to reduction of debt.

   (2)  Reflects fair market value assumption of $1.90 per SAILS.



   ----------------------------------------------------------------------
                                  STRUCTURE
   ----------------------------------------------------------------------

                                   NiSource
                                      *
                                      *
                                      *
               ***********************************************
               *                      *                      *
               *                      *                      *
               *                      *                      *
           Columbia
            Energy                 NIPSCO              Bay State Gas
            Group





   DIVERSIFY OUR EARNINGS AND GROWTH PROFILE...                         7
   ======================================================================

                   [Graphs displaying the following data:]

           NiSource Stand-Alone                NiSource Pro Forma
                 LTM EBIT                           LTM EBIT
             June 30, 2000(1)                 June 30, 2000(1)(2)
        -------------------------          -------------------------

         Electric - 70%                     Gas Distribution - 32%
         Gas Distribution - 25%             Electric - 32%
         Other - 5%                         Gas Transmission - 30%
                                            E&P - 6%


   (1)  Excludes corporate overhead and synergies.
   (2)  Reflects disposition of non-core assets.


   **********************************************************************
   *                  A Full Service Energy Company                     *
   **********************************************************************





   MAXIMIZE SHAREHOLDER VALUE...                                        8
   ======================================================================

   **********************************************************************
   *           ... With a Low Risk / High Growth Strategy               *
   **********************************************************************

   *    Regulated Businesses
        --   Positive regulatory relationships
        --   Aggressive cost efficiencies
        --   Pursue incentive opportunities

   *    Related Diversification
        --   Leverage existing asset base into knowledge-based businesses with high returns
        --   Integrating existing businesses into growth markets

   *    Creating New Business Opportunities in Growth Markets
        --   Asset optionality
        --   Distributed generation

   * Maintain strong financial profile: Solid investment grade ratings





   ...CREATES A COMPELLING VALUATION OPPORTUNITY                        9
   ======================================================================

                    [Graph depicting the following data:]


                         El Paso   Gas Diversified        KeySpan           Dominion
                         Energy    Distribution(2)        Energy           Resources        Electrics(3)        NiSource
                         -------   ---------------        -------          ---------        ------------        --------
      2001E P/E(1)        18.7x         15.2x              15.2x             14.1x              13.4x             12.7x

      EPS Growth
      Rate(1)             15.0          10.0                8.0               8.8                6.6              10.0+



     (1) I/B/E/S Consensus 2001 P/E and I/B/E/S Consensus LTG rate, as of October 6, 2000
     (2) Questar, Equitable Resources, National Fuel Gas, Keyspan Energy
     (3) Philadelphia Electric Utility Index


                                *  *  *  *  *


        These slides contain certain forward-looking statements within the meaning of the federal securities laws; these forward-looking statements are subject to various risks and uncertainties. The factors that could cause actual results to differ materially from the projections, forecasts, estimates and expectations discussed herein may include factors that are beyond the companies' ability to control or estimate precisely, such as estimates of future market conditions, the behavior of other market participants and the actions of the Federal and State regulators. Other factors include, but are not limited to, actions in the financial markets, weather conditions, economic conditions in the two companies' service territories, fluctuations in energy-related commodity prices, conversion activity, other marketing efforts and other uncertainties. Other risk factors are detailed from time to time in the two companies' SEC reports. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of these slides. The companies do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of these stories.

        In addition to other documents filed with the Securities and Exchange Commission by the two companies, NiSource and the new holding company have filed a registration statement, which contains a joint proxy statement/prospectus for NiSource Inc. and Columbia Energy Group. The final joint proxy statement/prospectus, dated April 24, 2000, is available and has been distributed to the companies' shareholders. Investors and security holders are urged to read the joint proxy statement/prospectus and any other relevant documents filed with the SEC when they become available because they will contain important information. Investors and security holders can receive the joint proxy statement/prospectus and other documents free of charge at the SEC's web site, www.sec.gov, from NiSource Investor Relations at 801 East 86th Avenue, Merrillville, Indiana 46410 or at its web site, www.nisource.com, or from Columbia Investor Relations at 13880 Dulles Corner Lane, Herndon, Virginia 20171 or at its web site, www.columbiaenergygroup.com.